CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS
13640 BRIARWICK DRIVE, SUITE 100    306 WEST SEVENTH STREET, SUITE 302    1000 LOUISIANA STREET, SUITE 1900
AUSTIN, TEXAS 78729-1707    FORT WORTH, TEXAS 76102-4905    HOUSTON, TEXAS 77002-5017
512-249-7000    817- 336-2461    713-651-9944
www.cgaus.com

January 22, 2020

Mr. Chuck Duginski
CEO
Chaparral Energy, Inc.
701 Cedar Lake Blvd.
Oklahoma City, Oklahoma 73114

Re:    Evaluation Summary – SEC Pricing Case
Chaparral Energy, LLC Interests
Total Proved Reserves
As of December 31, 2019

Dear Mr. Duginski:

At your request, Cawley, Gillespie & Associates, Inc. (“CG&A”) prepared this report on January 22, 2020 for Chaparral Energy, LLC (“Chaparral”) for the purpose of submitting our summary level reserve estimates and economic forecasts attributable to the subject interests which are located in various gas and oil properties in various states. CG&A evaluated 100% of Chaparral’s estimated reserves and 100% of the estimated Present Worth discounted @ 10%. This report was prepared for public disclosure by Chaparral or its affiliates in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations. This evaluation, effective December 31, 2019, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the Securities and Exchange Commission (“SEC”). A composite summary of the results of this audit are presented in the table below with respect to proved reserves of the interests of Chaparral:

			Proved
		Proved	Developed	Proved
		Developed	Non-Producing	Developed	Proved	Total
		Producing	(Shut In)	Non-Producing	Undeveloped	Proved
Net Reserves
Oil	- Mbbl	17,962.8	84.7	399.3	8,802.6	27,249.3
Gas	- MMcf	149,478.3	756.2	1,952.7	68,563.6	220,750.8
NGL	- Mbbl	20,548.0	30.1	371.6	11,567.4	32,517.1
Net Revenue
Oil	- M$	965,346.4	4,568.5	21,554.9	478,267.7	1,469,737.4
Gas	- M$	280,272.3	1,651.8	3,944.3	136,352.5	422,220.8
NGL	- M$	333,540.4	429.0	6,618.6	192,083.8	532,671.8
Hedge	- M$	0.0	0.0	0.0	0.0	0.0
Severance Taxes	- M$	109,751.5	478.4	2,274.5	50,359.6	162,864.0
Ad Valorem Taxes	- M$	1.1	0.0	0.0	0.0	1.1
Operating Expenses	- M$	385,553.9	1,724.0	7,554.1	112,922.4	507,754.6
Workover Expenses	- M$	0.0	0.0	0.0	0.0	0.0
3rd Party COPAS	- M$	0.0	0.0	0.0	0.0	0.0
Other Deductions	- M$	266,511.8	599.7	2,170.4	100,414.0	369,695.8
Investments	- M$	0.0	574.0	312.0	258,376.2	259,262.2
Net Operating Income (BFIT)	- M$	817,341.0	3,273.3	19,806.9	284,631.7	1,125,052.6
Discounted @ 10%	- M$	443,508.1	1,143.7	9,425.9	68,548.6	522,626.1

Future revenue is prior to deducting state production taxes and ad valorem taxes.  Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

Presentation
This report is divided into five reserve category sections: Total Proved (“TP”), Proved Developed Producing (“PDP”), Proved Developed Non-Producing Shut-In (“PDNP-SI”), Proved Developed Non-Producing (“PDNP”) and Proved Undeveloped (“PUD”). Every reserve category contains a Table I which presents composite reserve estimates and economic forecasts for the particular reserve category. Following Table I are Table II “oneline” summaries that provided estimates of ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flow for the individual properties that make up the corresponding Table I. The data presented in the summary tables are explained on page 1 of the Appendix. The methods employed in estimating reserves are described in page 2 of the Appendix. For a more detailed explanation of the report layout, please refer to the Table of Contents following this letter.

Hydrocarbon Pricing
In this evaluation, the base oil and gas prices were $55.69/BBL and $2.58/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices during 2019 and the base gas price is based upon Henry Hub spot prices during 2019. Prices were not escalated.

The base prices were adjusted for differentials on a by-area basis, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices for the SEC price case over the life of the proved properties was estimated to be $53.937 per barrel of oil, $1.913 per MCF of gas and $16.381 per barrel of NGL.  All economic factors were held constant in accordance with SEC guidelines.

Economic Parameters
Ownership was accepted as furnished and has not been independently confirmed. Oil and gas price differentials, gas shrinkage, ad valorem taxes, lease operating expenses and investments were calculated and prepared by Chaparral and were accepted as furnished. All economic parameters, including lease operating expenses and investments, were held constant (not escalated) throughout the life of these properties.

Possible Effects of Federal and State Legislation
Federal, state and local laws and regulations, which are currently in effect and that govern the development and production of oil and natural gas, have been considered in the evaluation of proved reserves for this report. However, the impact of possible changes to legislation or regulations to future operating expenses and investment costs have not been included in the evaluation. These possible changes could have an effect on the reserves and economics. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

SEC Conformance and Regulations
The reserve classifications and the economic considerations used herein for the SEC pricing scenario conform to the criteria of the SEC as defined in pages 3 and 4 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

                This evaluation includes 214 proved undeveloped locations targeting various reservoirs in Oklahoma. Each of these drilling locations proposed as part of Chaparral’s development plans conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, Chaparral and the various operators have indicated they have reasonably certain intent to complete this development plan within the next five (5) years. Furthermore, Chaparral and the other operators have demonstrated through their actions that they have the proper company staffing, financial backing and prior development success to ensure this development plan will be fully executed.

Reserve Estimation Methods
The methods employed in estimating reserves are described in page 2 of the Appendix. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to offset production, both of which are considered to provide a relatively high degree of accuracy.

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for Chaparral’s properties. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

General Discussion
The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

An on-site field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined, nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. Plugging and abandonment costs have not been included in the valuation.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. The lead evaluator preparing this report was W. Todd Brooker, P.E., President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or Chaparral and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

This letter is for the use of Chaparral Energy, LLC. This letter should not be used, circulated, or quoted for any other purpose without the express written consent of Cawley, Gillespie & Associates, Inc. or except as required by law.

Yours very truly,
CAWLEY, GILLESPIE & ASSOCIATES, INC.    TEXAS REGISTERED ENGINEERING FIRM F-693

W. TODD BROOKER, P.E.
PRESIDENT
AGUSTIN PRESAS JR.
VICE PRESIDENT